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18008903

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-03223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLISON-WILLIAMS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SOUTH 5TH STREET, SUITE 1250
(No. and Street)

MINNEAPOLIS	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK RYAN 612-317-4700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE LLP

(Name – *if individual, state last, first, middle name*)

225 SOUTH 6TH STREET, SUITE 2300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

DEC 04 2018

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CEDRIC LONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLISON-WILLIAMS COMPANY, as of NOVEMBER 29, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

ALEKSEY OZERKOV
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allison-Williams Company

Statement of Financial Condition
Including Report of Independent Registered Public Accounting Firm
As of September 30, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of financial condition 2

Notes to statement of financial condition 3-6

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Allison-Williams Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allison-Williams Company (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2017.
November 28, 2018

Allison-Williams Company

Statement of Financial Condition
As of September 30, 2018

Assets

Cash (Note 2)	$ 92,529
Receivable – Deposit with Clearing Broker Dealer (Note 2)	27,163
MN State Tax Receivable	575
Furniture & Equipment (cost less accumulated depreciation)	5,036
	$ 125,303

Liabilities and Stockholder's Equity

Liabilities	
Deferred Rent	$ 5,766
Stockholder's Equity	
Common Stock Par Value $0.25; Authorized 2,000,000 Shares, Issued & Outstanding 845,149 Shares	$ 211,287
Additional paid-in capital	1,894,955
Accumulated deficit	(1,986,705)
Total Stockholder's Equity	$ 119,537
Total Liabilities and Stockholder's Equity	$ 125,303

See Accompanying Notes to Statement of Financial Condition.

Allison-Williams Company
Notes to Statement of Financial Condition
As of September 30, 2018

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company), a Minnesota corporation, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC), whose primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company receives revenues from principal transactions commissions charged in connection with the fixed income securities and consulting fees for private placement services for raising capital and introducing investors. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company does maintain a special reserve account which is further discussed in Note 2.

Financial condition: The Company generated a net loss of $121,397 for the fiscal year ending September 30, 2018. Capital needs of the Company have been met through capital contributions by B&T Capital, Inc. when necessary. The Company's future capital requirements will be influenced by numerous factors. Management is focused on business activities with tighter margins but higher market acceptance in an effort to increase business flow, create more predictable outcomes and result in improved operating results. The Company made significant changes during its fiscal year ending September 30 2017 to reduce operating costs. In the fiscal year ending September 30, 2018 the Company continued to assess expenses and make changes to reduce its expenses. As a result of the Company's cost containment measures revenues were sufficient to meet operating need and maintain required capital and no capital contributions were needed or received in the fiscal year ending September 30, 2018. Notwithstanding the Company's cost containment measures, additional capital contributions may still be needed from B&T Capital, Inc.

Management believes these actions will enable the Company to both address its pending obligations and improve future profitability and cash flow in its operations. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's activity to continue as a going concern. However, there can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations. The accompanying financial statements do not include any adjustments that may result if the Company is unable to continue as a going concern.

Significant accounting policies and use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition: Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into the account of the Company are

Note 1. Nature of Business and Significant Accounting Policies (Continued)

recorded on a trade-date basis. Revenues from other investment banking services and corporate finance transactions are recognized on the closing date the date or dates set forth in the applicable agreement covering such services provided actual funds have been received.

Depreciation: Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the life of the lease or the useful life of the improvements whichever is shorter.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Accounting for Uncertainty in Income Taxes topic of the *FASB Accounting Standards Codification* (ASC) addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard.

The Company files tax returns in U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years before 2015.

Net deferred tax assets consist of the following components as of September 30, 2018:

Deferred Tax Assets	
Net operating loss carryforward	724,000
Other	2,000
	726,000
Less valuation allowance	(726,000)
	$ -

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The valuation allowance decreased by ($144,000) during the year ending September 30, 2018 which amount offsets the estimated tax benefits of the current year net operating loss. At September 30, 2018, the Company has available net operating loss carryforwards for tax purposes of approximately $2,352,000 which expire in varying amounts through 2038.

Subsequent events: The Company has considered subsequent events through November 28, 2018, the date the financial statements were available, in preparing the financial statements and notes thereto.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

New Accounting Pronouncements: The following are accounting pronouncements recently issued that the Company is currently evaluating the impact adoption will have on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Additionally, the ASU expands the disclosure requirements for revenue recognition. The ASU was originally effective for the annual reporting period in the fiscal year that begins after December 15, 2016. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which defers the effective date of the standard to the annual reporting period in the fiscal year that begins after December 15, 2017 and early adoption is permitted as of the original effective date. The Company is currently evaluating the impact, if any, that the ASU will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of our pending adoption of the new standard on our financial statements.

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." At September 30, 2018, no amounts were required to be on deposit in these special reserve bank accounts. The Company had $10,100 on deposit in an account at September 30, 2018, and, accordingly, the entire amount of $10,100 was available for immediate withdrawal as there were no amounts required to be on deposit. This has been included for the purpose of the Company's net capital calculation.

The Company maintains a clearing deposit account with a clearing broker/dealer in connection with the Company's clearing and settlement agreement. The Company is required to maintain a minimum deposit of $25,000 in the clearing deposit account which the Company carries as a receivable from a broker/dealer. This has been included for the purpose of the Company's net capital calculation.

Note 3. Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and is required to maintain minimum net capital of $50,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2018, the net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio	0.0506:1
Net Capital	113,926
Excess net Capital	63,926

Note 3. Commitments and Contingencies (Continued)

Lease: For the year ending September 30, 2018 the Company's total rent expense was $38,564. The Company moved its offices in August 2017 and now leases office space under a sub-lease, which expires July 31, 2020. Under the sublease, the lease year commences on August 1 of each year and expires on July 31 of the immediately succeeding year. Adjustment to base rent occurs in the first month of each lease year. Base rent will change during each fiscal year throughout the term of the sublease. Under the sublease the Company did not pay base rent from August 2017 through December 2017. Base rent of $1,764 commenced in January 2018 and increased to $1,799 in August 2018. In addition to the base rent payment the Company pays a monthly allocation of the building's operating expenses. At September 30, 2018 the Company had $5,766 in deferred rent payable under its new lease. The Company began applying the deferred rent in January 2018. At September 30, 2018 the company had a balance of $5,766.33 in deferred rent payable. The Company's minimum rental commitments for its office space for the year ending, (i) September 30, 2019 is $21,660, and (ii) September 30, 2020 is $18,351 (for the year ending September 30, 2020 the Company's lease is currently scheduled to expire in July, 2 months prior to the end of the fiscal year).

The Company also leases a separate storage suite in the building at the monthly rate of $113. The Company's minimum rental commitments for its storage space for the year ending, (i) September 30, 2019 is $1,360, (ii) September 30, 2020 is $1,133.

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.